EXHIBIT 12

        GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                       AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                         SIX MONTHS ENDED JUNE 29, 1996

                                   (Unaudited)

                                                                        RATIO OF
                                                                       EARNINGS TO
                                                           RATIO OF     COMBINED
                                                           EARNINGS   FIXED CHARGES
                                                           TO FIXED   AND PREFERRED
(Dollar amounts in millions)                                CHARGES  STOCK DIVIDENDS
                                                           --------  ---------------

Net earnings ...........................................   $  1,232    $  1,232
Provision for income taxes .............................        556         556
Minority interest in net earnings  of consolidated
 affiliates ....... ....................................         42          42
                                                           --------    --------
Earnings before provision for income taxes and
 minority interest .....................................      1,830       1,830
                                                           --------    --------
Fixed charges:

    Interest ...........................................      3,420       3,420
    One-third of rentals ...............................         82          82
                                                           --------    --------
Total fixed charges ....................................      3,502       3,502
                                                           --------    --------

Less capitalized interest, net of amortization .........         15          15
Earnings before provision for income taxes and
minority interest plus fixed charges ...................   $  5,317    $  5,317
                                                           ========    ========

Ratio of earnings to fixed charges .....................       1.52
                                                           ========

Preferred stock dividend requirements ..................               $     38
Ratio of earnings before provision for income taxes
 to net earnings .......................................                   1.45
Preferred stock dividend on pre-tax basis ..............                     55
Fixed charges ..........................................                  3,502
                                                                       --------
Total fixed charges and preferred stock dividend
 requirements ..........................................               $  3,557
                                                                       ========

Ratio of earnings to combined fixed charges and
 preferred stock dividends .............................                   1.50
                                                                       ========

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.